UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Selected by Nauto for Commercial Launch in North America

Sierra Wireless 4G LTE Cat-1 Modules Enable Nauto’s AI-Powered Auto Network for Safer, Smarter Driving

PALO ALTO, Calif. & VANCOUVER, British Columbia--(BUSINESS WIRE)--February 24, 2017--Nauto, the transportation technology company that makes driving safer and smarter, has selected Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), as the wireless connectivity solution for the North American launch of Nauto’s flagship artificial intelligence-powered auto network, slated to go live in Spring 2017. The launch comes as traffic fatalities in the US are rising at the fastest rate in 50 years, according to National Safety Council findings released this month.

Nauto is an integrated, comprehensive auto network, which includes a proprietary after-market dual-camera device, an artificial intelligence-powered smart cloud and data services that can equip any vehicle or fleet with sophisticated safety and networking features. After a successful pilot phase, Nauto is shipping its flagship offering this Spring, featuring a new hardware design, proprietary algorithms and updated smart cloud to its fleet and insurance industry customers. Sierra Wireless’ AirPrime® HL7688 Cat-1 modules will provide the 4G LTE connectivity to power Nauto’s new system.

Because Nauto learns from other drivers, the road and conditions around vehicles in the Nauto network, Nauto customers have access to valuable features, such as on-board safety alerts that help drivers avoid hazards or collisions, as well as real time performance feedback, insights and guidance for an entire fleet. Nauto also delivers individualized coaching recommendations to help drivers improve their driving performance. Sierra Wireless’ modules enable Nauto to automatically upload video clips to its smart cloud, providing visual context to driving performance and protection against wrongful liability claims. The HL7688 is also pin-to-pin compatible with more than 20 HL Series variants, making it easy for Nauto to expand into new markets.

“As we prepare to launch our upgraded Nauto system in North America, we needed the kind of stable, robust, scalable access to fast connectivity that Sierra Wireless could provide,” said Jason Radisson, General Manager of Nauto’s Fleet unit. “With our nation’s roadways more dangerous than ever before, there’s an urgent need for the safety and insight features that Nauto is delivering. We are confident our customers will significantly benefit from our improved safety and data insight features.”

“Nauto is taking a comprehensive and innovative approach with its smart car solution, designing it from the ground up to provide any vehicle with state-of-the-art networking and safety features,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “The Nauto team has designed a sophisticated solution and we’re pleased to deliver the wireless connectivity that makes it real.”

Note to editors:

Executives from Sierra Wireless and Nauto will be present at Mobile World Congress 2017 in Barcelona to discuss the collaboration. Visit the Sierra Wireless booth in the GSMA Innovation City, Hall 4, Stand #4A30, February 27 – March 2. To book a briefing at MWC please contact pr@sierrawireless.com.

About Nauto

Nauto is a Palo Alto, California based transportation technology company whose AI-powered network of vehicles is creating a safer, smarter and more connected future today. Our intelligent vehicle hardware saves lives by preventing collisions, improving driver behavior, and learning from the diverse data shared across its network. Nauto’s strategic partners include Allianz Insurance, Toyota and BMW and its backers include Playground Global, Draper Nexus and Index Ventures. Nauto’s team of data science and machine learning Ph.D’s, world class engineers, and industry veterans in insurance and livery fleet operations are located in Playground Global Studio, where they are developing Nauto’s products and deploying them to professional fleet and insurance industry customers. More information about Nauto is available at www.nauto.com, or on LinkedIn, Facebook and @NautoDriver on Twitter.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirPrime” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Nauto
Jeanne Meyer, +1-917-816-5773
jeanne.meyer@nauto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 24, 2017